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                                                                  Exhibit (d)(3)

                 NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

                                      RIDER

                      MONTHLY DEDUCTION WAIVER RIDER (MDW)

Any undefined terms used in this rider have the meaning set forth in the policy to which this rider is attached. This policy is referred to as Base Policy in the rest of this rider. This rider, when paid for, is made a part of the Base Policy, based on the application for the rider.

1. BENEFIT This rider provides for the waiver of Monthly Deduction Charges made against the Cash Value of the Base Policy, in the event the Insured becomes totally disabled while this rider is in effect.

2. MONTHLY DEDUCTIONS THAT WILL BE WAIVED The Base Policy monthly deductions, which we will waive on each Monthly Deduction Day, are as follows.

     (a) The Cost of Insurance for each portion of the Face Amount of the Base Policy on the Monthly Deduction Day on or just prior to the day on which disability began, for which a charge for this waiver rider was deducted;

     (b) The monthly contract charge, as shown on the "Policy Charges" Policy Data pages;

     (c) The monthly Mortality and Expense Risk Charge, as described on the "Policy Charges" Policy Data pages;

     (d) The monthly per thousand of Face Amount Charge, as described on the "Policy Charges" Policy Data pages;

     (e) Any applicable Monthly Asset Allocation Access Charge, as described on the "Policy Charges" Policy Data pages; and

     (f)  The monthly cost for any riders in effect on that Monthly Deduction
          Day.

3. WHEN MONTHLY DEDUCTIONS ARE WAIVED We will start to waive the monthly deductions for the Base Policy as defined above, when proof is furnished that the Insured's "Total Disability" (referred to as Total Disability in this rider) has gone on for at least 6 months in a row. Total Disability is defined in Section 4 below.

     If a Total Disability starts on or prior to the anniversary on which the Insured is age 60, we will waive all of the monthly deductions, which we would have made during that Total Disability. If it goes on until the anniversary on which the Insured is age 65, we will waive, without further proof of Total Disability, all of the monthly deductions which we would have made if that Total Disability had continued until the Base Policy ends.

     If a Total Disability starts after the anniversary on which the Insured is age 60, we will waive only those monthly deductions, which we would make up to the anniversary on which the Insured is age 65.

     After we start to waive monthly deductions for a period of Total Disability, we will adjust the Base Policy's Cash Value to restore the amount of any monthly deductions that were not waived during that period.

4. DEFINITION OF TOTAL DISABILITY Total Disability means that, during the first 2 years of disability, the Insured cannot do any of the essential acts and duties of his or her job, because of disease or bodily injury. After the first 2 years of Total Disability, Total Disability means that the Insured, because of disease or bodily injury, cannot do any of the essential acts and duties of his or her job, or of any other job for which he or she is suited based on schooling, training or experience. If the Insured can do some but not all of these acts and duties, disability is not total and deductions will not be waived. If the Insured is a minor and is required by law to attend school, Total Disability means that because of disease or bodily injury, he or she is not able to attend school.

     Total Disability also means the Insured's total loss, starting while this rider is in effect, of the sight of both eyes or the use of both hands, both feet, or one hand and one foot.

5. TOTAL DISABILITIES NOT ELIGIBLE TO BE WAIVED We will not waive monthly deductions in connection with any of the following Total Disabilities:

     (1) Those that start prior to the fifth birthday of the Insured, or start at a time when this rider is not in effect.

     (2)  Those that are caused by an injury that is self-inflicted on purpose.

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                MONTHLY DEDUCTION WAIVER RIDER (MDW) (CONTINUED)

     (3) Those that are caused by any kind of war, declared or not, or by any act incident to a war or an armed conflict involving the armed forces of one or more countries while the Insured is a member of those armed forces.

     (4) Those that start on or after the Policy Anniversary on which the Insured is age 65.

6. PROOF OF TOTAL DISABILITY Written notice and proof of this condition must be given to us, while the Insured is living and totally disabled, or as soon as it can reasonably be done. Any reference to "us" in this rider means our Service Office for variable products or any other location that we indicate to you in writing. This Service Office is referred to in the most current prospectus that is on file with the SEC.

     As long as we waive monthly deductions, we may require proof from time to time of the Insured's Total Disability. After we have waived monthly deductions for 2 years in a row, we will not need to have this proof more than once each year. As part of the proof, we may have the Insured examined, at our own expense, by a doctor we approve.

7. MONTHLY COST FOR THIS RIDER The monthly cost for this rider is equal to (1) multiplied by (2), where:

     (1) is a percentage shown in a separate table or tables on the Data page for this rider. This percentage is based on the Insured's attained age, gender and risk classification; and

     (2) is the total deduction made from the Base Policy's Cash Value on each Monthly Deduction Day, as described in the "Monthly Deduction Charge" section of the Base Policy.

     The total monthly cost for this rider is deducted on each Monthly Deduction Day when this rider is in effect, except during a period of Total Disability.

     It may happen that a period of Total Disability starts during the Base Policy's Late Period. In this case, before we will approve any claim, we will require that sufficient Cash Surrender Value be available to pay the Monthly Deduction Charges for the policy month or months that run from the beginning of the Late Period until the policy month in which Total Disability began.

8.   VALUES This rider does not have cash or loan value.

9. INCONTESTABILITY PERIOD OF RIDER We have no right to contest this rider after it has been in force during the lifetime of the Insured for 2 years from its Issue Date, unless the Insured is totally disabled at some time within 2 years of the Issue Date.

10. RIDER'S ISSUE DATE When this rider is issued at the same time as the Base Policy, the rider and the Base Policy have the same Issue Date. When this rider is added to a policy that is already in force, we also put in an add-on rider. The add-on rider shows the Issue Date.

11. CONFORMITY WITH LAW This rider is subject to all laws that apply. We reserve the right to make changes to this rider to ensure that this rider and/or any add-on rider(s) qualify as life insurance under federal tax law.

12. WHEN RIDER ENDS You can cancel this rider at any time by sending us a signed notice. This rider will end on the Monthly Deduction Day on or next following the date we receive your request. If this rider is still in effect on the anniversary on which the Insured is age 65, it will end on that date. This rider ends if the Base Policy ends or is surrendered.

     NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION


/s/ Catherine A. Marrion                       /s/ Theodore A. Mathas
         Secretary                                      President


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